NH Investment & Securities America, Inc.

(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Financial Statements and Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules
should be deemed confidential pursuant
to subparagraph (e)(3) of Rule 17a-5 under
the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NH Investment & Securities America, Inc. a wholly-owned subsidiary of NH Investment & Securities Co., Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, Suite 2402
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jang Hyun Choi 212-391-4696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP
(Name – *if individual, state last, first, middle name*)

65 Challenger Road, Suite 250	Ridgefield Park	NJ	07660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jang Hyun Choi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NH Investment & Securities America, Inc. a wholly-owned subsidiary of NH Investment & Securities Co., Ltd., as of and for the year ended December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALAL UDDIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01UD6369264
Qualified In Kings County
My Commission Expires 01-02-2022

Signature

President

Title

Notary Public 02-26-2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

sejong LLP
integrity·trust·professionalism
65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106
WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of NH Investment & Securities America, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NH Investment & Securities America, Inc. as of December 31, 2019, the related statements of income, change in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of NH Investment & Securities America, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NH Investment & Securities America, Inc.'s management. Our responsibility is to express an opinion on NH Investment & Securities America, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NH Investment & Securities America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental information contained Schedule 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of NH Investment & Securities America, Inc.'s financial statements. The supplemental information is the responsibility of NH Investment & Securities America, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained Schedule 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

SEJONG LLP

We have served as NH Investment & Securities America, Inc.'s auditor since 2013.

Ridgefield Park, New Jersey

February 25, 2020

NH Investment & Securities America, Inc.

(A Wholly Owned Subsidiary of

NH Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	4,090,667
Commissions receivable from Parent		25,360
Prepaid taxes		92,585
Fixed assets, net		27,417
Right-of-use assets		1,889,758
Deposit for clearing service		1,001,931
Other assets		504,301
Total assets	$	7,632,019

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	291,965
Lease liabilities		1,966,197
Total liabilities		2,258,162
Commitment		
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 3,000 shares; issued and outstanding 300 shares		3
Additional paid-in capital		9,999,997
Accumulated deficit		(4,626,143)
Total stockholder's equity		5,373,857
	$	7,632,019

See accompanying notes to financial statements.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Statement of Income

Year ended December 31, 2019

Revenues:		
Commissions	$	5,897,671
Interest		26,230
Other income		249,040
Total revenues		6,172,941
Expenses:		
Employee compensation and benefits		2,177,602
Clearance expenses		861,501
Technology and communications		228,323
Lease expenses		297,872
Travel and transportation		202,212
Professional fees		43,000
Other operating expenses		1,772,473
Total expenses		5,582,983
Income before income tax expenses		589,958
Income tax expenses		218,601
Net income	$	371,357

See accompanying notes to financial statements.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Statement of Change in Stockholder's Equity

Year ended December 31, 2019

	Shares		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2018	300	$	3	9,999,997	(4,997,500)	5,002,500
Net income	–		–	–	371,357	371,357
Balance at December 31, 2019	300	$	3	9,999,997	(4,626,143)	5,373,857

See accompanying notes to financial statements.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net income	$	371,357
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		12,578
Lease expenses		296,466
Changes in assets and liabilities:		
Commissions receivable from Parent		24,622
Prepaid taxes		7,600
Deposit for clearing service		(500,866)
Other assets		67,974
Accrued expenses and other liabilities		(99,595)
Cash paid for amounts included in the measurement of lease liabilities		(285,514)
Cash paid for right of use asset initial direct cost		(5,413)
Total adjustments		(482,148)
Net cash used in operating activities		(110,791)
Cash flows from investing activity:		
Purchase of fixed assets		(2,520)
Net cash used in investing activity		(2,520)
Net decrease in cash		(113,311)
Cash at beginning of year		4,203,978
Cash at end of year	$	4,090,667
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income tax	$	211,001

Noncash transaction:

NH Investment & Securities America, Inc. adopted FASB ASC 842, Leases.
In connection with the transaction, the change in each account balance is as follow:

Right-of-use assets	$	2,137,440
Lease liabilities		2,202,927

See accompanying notes to financial statements.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Financial Statements

December 31, 2019

1. Description of Business

NH Investment & Securities America, Inc. (the "Company") was incorporated on June 18, 1992 under the laws of the State of Delaware to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of NH Investment & Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in emerging markets. Also, the Company engages in broker and dealer transactions of U.S. securities, for which customers are institutions in Korea investing in the U.S. markets. As shown in the accompanying statement of income, the major source of income is commission income from its brokerage services.

Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i) and (k)(2)(ii).

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Commission revenues are accrued and recorded at a point in time, which is a trade-date basis as securities transactions occur. No unsettled securities transactions existed at December 31, 2019. Interest revenues are earned from cash and the certificates of deposits and are recorded on an accrual basis. Other income includes research fees income of approximately $249,000 which is recognized when the services are provided and collection is reasonably assured.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(e) Comprehensive Income

The Company has no components of other comprehensive income for the year ended December 31, 2019.

(f) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

(g) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases, for office space and vehicle. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for vehicle and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

(h) New Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases, which supersedes existing guidance on accounting for leases in ASC 840, Leases and generally requires all leases to be recognized in the balance sheet. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2018 with early adoption permitted. The provisions of this ASU are to be applied using a modified retrospective approach. The Company adopted this ASU in 2019. We assessed the impact on financial disclosures related to the new standard. We concluded that this new guidance has no material impact on our financial statements.

3. Revenues from Contracts with Customers

Significant Judgments

Revenues from contracts with customers include commission income and fees from research services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Revenue

Commissions

The Company buys and sells securities on behalf of its customers through the Parent and other financial institutions. Each time a customer enters into a buy or sell transaction, the Parent and other institutions charge a commission and the Company receives its portion of commission from the Parent and other institutions. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also provides advisory service to the Parent. For the advisory services, the Company receives commission based on expenses incurred. The Company recognizes revenues at a point in time when the Parent requests collection invoice for the expenses incurred with commission, because that is when the Company and the Parent mutually agreed for the commission rate and believe the Parent has benefited from the advisory service.

Research Fees

Research fees are paid to the Company for providing equity and credit research. The Company believes that the performance obligation is satisfied on the date when the customer requests collection invoice for the research because that is when the pricing is agreed upon and the Company believes the customer has benefited from the research.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers	
Brokerage Revenue	
Commissions	$ 5,897,671
Research fees	249,040
Total Brokerage revenue	6,146,711
Total revenue from contracts with customers	$ 6,146,711

Contract Balances

The following table presents receivable from contracts with customers.

Receivable from contracts with customers	
Commission receivable from Parent	$ 25,360
Commission receivable, included in other assets	152,006
Total receivable from contracts with customers	$ 177,366

4. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2019, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered brokers and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2019, the Company had net capital of $2,834,436, which exceeded the minimum requirement by $2,584,436. The Company's percentage of aggregate indebtedness to net capital was 13.00%.

5. Fixed Assets

Fixed assets at December 31, 2019 are summarized as follows:

Equipment	$ 110,659
Furniture and fixtures	181,127
Leasehold improvements	274,673
	566,459
Less accumulated depreciation and amortization	539,042
Fixed assets, net	$ 27,417

The total depreciation expense for the year ended December 31, 2019 was $12,578.

6. Leases

The Company has obligations as a lessee for office space and vehicle with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to nine years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$ 296,466
Variable lease cost	1,406
Short term lease cost	-
Total lease cost	$ 297,872

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases	$	285,514
Addition to ROU assets resulting from initial direct cost:		
Operating leases	$	5,413
Weighted average remaining lease term:		
Operating leases		8.1 years
Weighted average discount rate:		
Operating leases		2.55%

Amounts disclosed for addition to ROU assets resulting from initial direct cost and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2019 are as approximately follows:

Yearss		Amount
2020	$	289,000
2021		291,000
2022		297,000
2023		301,000
2024		305,000
Thereafter		674,000
Total undiscounted lease payments	$	2,157,000
Less: Imputed interest		191,000
Total lease liabilities	$	1,966,000

7. Income Taxes

Income tax expenses for the year ended December 31, 2019 is summarized as follows:

		Current	Deferred		Total
Federal	$	167,512	-	$	167,512
States and local		51,089	-		51,089
	$	218,601	-	$	218,601

Income tax expenses for the year ended December 31, 2019 differ from the "expected" income tax expenses (computed by applying the U.S. federal corporate income tax rate of 21% to income (loss) before income taxes) mainly due to utilization of prior year net operating losses, overaccrual, state and local income taxes, permanent differences and others.

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2019 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	331,689
Fixed assets		53,150
Accrual Bonus		15,900
Lease expenses		2,579
Total gross deferred tax assets		403,318
Less valuation allowance		403,318
Net deferred tax assets	$	-

The net change in the valuation allowance for the year ended December 31, 2019 was a decrease of approximately $7,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2019, the Company had net operating loss carryforwards available for federal income tax purpose of approximately $1,219,000 which expire in various years through December 31, 2036. The Company also has net operating loss carryforwards for states and local tax purposes amounting to approximately $1,411,000 at December 31, 2019, which expire in various years through December 31, 2036.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York and California States and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the year ended December 31, 2016, 2017, and 2018 for the federal, states, and local jurisdictions.

8. Related Party Transactions

The Company executes and clears Korean securities through the Parent. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. A summary of balances and transactions with the Parent as of and for the year ended December 31, 2019 is approximately as follows:

Commissions receivable from parent	$	25,000
Accrued expenses and other liabilities		70,000
Commissions		2,406,000
Other expense		1,314,000

The Company believes that the above transactions between the Company and related parties are at least as favorable to the Company as could have been obtained from unrelated parties at the time they were entered into.

9. Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2019. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

10. Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2019. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

11. Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 25, 2020, the date at which the financial statements were available to be issued and determined that there were no other items which required accounting for or disclosure in the financial statements.

Schedule 1

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2019

Computation of net capital:		
Total stockholder's equity	$	5,373,857
Deduction and /or charges:		
Non-allowable assets and other capital charges:		
Commissions receivable from Parent		25,360
Prepaid taxes		92,585
Fixed assets, net		27,417
Right-of-use assets		1,889,758
Other assets		504,301
Total non-allowable assets and other capital charges		2,539,421
Net capital before haircuts on securities positions		2,834,436
Haircuts on securities		-
Net Capital		2,834,436
Computation of basic net capital requirement:		
Minimum net capital requirement (6-2/3% of aggregate indebtedness)	$	24,560
Minimum dollar net capital requirement		250,000
Excess net capital		2,584,436
Net capital in excess of the greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement		2,534,436
Computation of aggregate indebtedness:		
Total aggregate indebtedness	$	368,404
Percentage of aggregate indebtedness to net capital		13.00%

Note: There are no material differences between this computation and that filed by the Company on unaudited Securities and Exchange Commission Form X-17A-5 as of December 31, 2019.

See accompanying notes to financial statements.

Schedule 2

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Computation for Determination of Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) and (k)(2)(ii) of the Rules 15c3-3.

See accompanying report of independent registered public accounting firm.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Information Related to the Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2019

The Company does not maintain physical possession or control of customers' fully paid or excess margin securities and is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

sejong LLP
integrity·trust·professionalism
65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106
WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

The Board of Directors of
NH Investment & Securities America, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by NH Investment & Securities America, Inc. and the SIPC, solely to assist you and SIPC in evaluating NH Investment & Securities America, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. NH Investment & Securities America, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SEJONG LLP

Ridgefield Park, New Jersey
February 25, 2020

sejong LLP
65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106
integrity·trust·professionalism
WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of NH Investment & Securities America, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NH Investment & Securities America, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which NH Investment & Securities America, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provision") and (2) NH Investment & Securities America, Inc. stated that NH Investment & Securities America, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. NH Investment & Securities America, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NH Investment & Securities America, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SEJONG LLP

Ridgefield Park, New Jersey

February 25, 2020

NH
INVESTMENT & SECURITIES
AMERICA, Inc.

120 West 45th Street, Suite 3010, New York, NY 10036
Tel: 212-391-4000 Fax: 212-391-8363

NH Investment & Securities America, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2019

NH Investment & Securities America, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

NH Investment & Securities America, Inc. operates pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Jang Hyun Choi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Jang Hyun Choi, President
February 25, 2020

ALAL UDDIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01UD6369264
Qualified in Kings County
My Commission Expires 01-02-2022

02-26-2020